FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of April, 2004

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

I — PURPOSE OF THE REPURCHASING PROGRAMME
II — The legal framework / characteristics of the repurchasing programme
III — Modalities
IV – ITEMS PERMITTING TO ASSESS THE IMPACT OF THE PROGRAMME ON THE FINANCIAL CONDITION OF THE COMPANY
V — The tax rules governing repurchase
VI — Breakdown of the shareholding of CGG
VIII — intention of the persons controlling the Issuer
IX – Recent Events
SIGNATURES

COMPAGNIE GENERALE DE GEOPHYSIQUE

A Société Anonyme with a capital of € 23 361 436
Head Office : 1, rue Léon Migaux — 91300 Massy
RCS Evry 969 202 241

information notice regarding the programme for repurchasing shares which will be submitted for approval to the combined annual general meeting to be held on 13TH May 2004 (ninth resolution )

Pursuant to Section L.621-8 of the “Code Monétaire et Financier”, the “Autorité des Marchés Financiers” ( Stock Exchange Commission ) has registered this information notice on April 14, 2004 under the number 04-277 in accordance with Regulation N° 98-02. This notice has been made by the issuer under its own responsibility. The registration of the document should not be considered as an approval by the Autorité des Marchés Financiers of the share repurchase programme nor as a certification of the figures herein contained.

The Compagnie Générale de Géophysique is an oil and gas services company and provides a full range of services of seismic data acquisition and processing. CGG is also a leading geophysical equipment manufacturer through its subsidiary SERCEL. The CGG stock is listed on the Premier Marché (Euronext Paris) and on the New York Stock Exchange under the form of ADS.

On May 16, 2003, CGG entered into a liquidity agreement in compliance with the standards set forth in the ethics charter of the “Association Française des Entreprises d’Investissement” (AFEI) approved by the Commission des Opérations de Bourse on April 10, 2001.

Programme for repurchasing shares
Summary of the programme’s main characteristics

Concerned securities: shares
Maximum Percentage of the share-capital that can be repurchased pursuant to the authorization of the general meeting: 10% of the share-capital of the company
Maximum purchase price per share: € 80                Maximum sale price per share: 15€

Objectives by order of priority:

—	sell and purchase shares in accordance with the stock market situation,

—	stabilise the share market rate by systematic interventions against the market trend,

—	give shares in exchange in the scope of external growth or when issuing securities giving access to the share capital of the company,

—	purchase shares in the scope of the issuance of rights connected to securities entitling their holders to receive company shares by redemption, conversion, exchange, presentation of a warrant or by any other means,

—	implement purchase or sale of shares program in the scope of the allocation to employees of options to purchase shares of the Company.

Duration of the Programme: 18 months as from the date of the combined general meeting to be held on May 13, 2004, i.e. until November 12, 2005.

Evaluation of the previous repurchasing programme:

The Annual General Meeting held on 15th May 2003, on the basis of the information notice no 03-309 registered with the COB on 23th April 2003, authorised the Board of Directors of the Company to intervene on its own shares during a period of eighteen months from the date of the authorisation. The objectives of this repurchasing program were, by order of priority, the following:

—	sell and purchase shares in accordance with the stock market situation,

—	stabilise the share market rate by systematic interventions against the market trend,

—	give shares in exchange in the scope of external growth or when issuing securities giving access to the share capital of the company,

—	purchase shares in the scope of the issuance of rights connected to securities entitling their holders to receive company shares by redemption, conversion, exchange, presentation of a warrant or by any other means,

—	implement purchase or sale of shares program in the scope of the allocation to employees of options to purchase shares of the Company.

Declaration by the issuer of transactions made on its own shares between
May 15, 2003 and March 31, 2004

Percentage of the capital stock held by the company directly and indirectly(a): 0.46%

Number of shares cancelled during the last 24 months(b): 0

Number of securities in the portfolio: 54 017

Book value of the portfolio : 1 124 592,70 €

Market value of the portfolio : 1 979 723,05 €

(a)	at the date of registration of the present information notice

(b)	preceding the date of registration of the present information notice

	Cumulative transaction flows(a)		Open positions on the filing date of this notice
	Purchases	Sales	purchase open positions			Sale open positions
Number of securities	321 948,4 under the liquidity agreement 24 800 : direct purchases	320 598,4 : liquidity agreement	Purchased Call	Sold Put	Forward purchases	Purchased Call	Sold Put	Forward purchases

Average transaction price	€ 26.29	€ 26.40
Amounts	€ 9 115 581,95	€ 8 464 005,59	N/A

(a)	The reference period starts as of the date on which the results of the previous programme are determined and ends on the registration date of this notice. Specify whether it’s a stock transaction or whether the transactions are carried out under a liquidity agreement (in such case specify the issuer’s share in such contract).

The company did not make use of derivatives or open position methods during its previous repurchasing programme.

Besides, on May 16, 2003, the company entered into a liquidity agreement with CIC Securities in compliance with the ethics charter of the “Association Française des Entreprises d’Investissement” (AFEI) approved by the Commission des Opérations de Bourse on April 10, 2001.

The CIC Securities’ mandate has for only objective to support the liquidity of the transactions and a regular market share rate, in compliance with the rules of operation of the market. The CIC Securities acts in full independence and does not receive any instruction from the Company in order to direct its interventions.

Upon implementation of this contract, the Company allocated an amount of € 360 000 to the liquidity account. The Company’s share represents 90% of the aforesaid account.

The transactions under the liquidity agreement were made with the objective to stabilize the share market rate by systematic interventions against the market trend. The transactions made directly by the company were carried out in accordance with the stock market situation.

Pursuant to COB Regulation N°98-02 as modified by Regulations N°2000-06 and 2003-06, the present document describes the objectives and conditions of the renewal of the share repurchase programme as well as its assessed consequences on the situation of the shareholders.

I — PURPOSE OF THE REPURCHASING PROGRAMME

The objectives of this programme would be, by order of priority, the following :

—	sell and purchase shares in accordance with the stock market situation,

—	stabilize the share market rate by systematic interventions against the market trend,

—	give shares in exchange in the scope of external growth or when issuing securities giving access to the share capital of the company,

—	purchase shares in the scope of the issuance of rights connected to securities entitling their holders to receive company shares by redemption, conversion, exchange, presentation of a warrant or by any other means,

—	implement purchase or sale of shares program in the scope of the allocation to employees of options to purchase shares of the Company.

In accordance with such objectives, the treasury shares so acquired could be either:

—	kept,

—	or, transferred, by any means including exchange of securities, sale on the stock market or by individual agreement, or through a sale of a block of shares,

—	or cancelled, provided such cancellation is authorized by an extraordinary general meeting.

As of today, the Company does not intend to have any shares cancelled.

II — The legal framework / characteristics of the repurchasing programme

This programme will be submitted to the Combined Annual General Meeting for approval on 13th May 2004 and will be implemented in accordance with Article L.225-209 of the Commercial Code. The resolution relating to this authorisation is drafted as follows :

NINTH RESOLUTION

(Delegation of powers and authority to the Board of Directors to purchase Company shares)

Having heard the report of the Board of Directors and the information notice approved by the “Autorité des Marchés Financiers”, the General Meeting authorizes the Board of Directors, in accordance with the provisions of articles L.225-209 and seq. of the Commercial Code, to purchase, sell and transfer Company shares under the conditions set forth hereinunder.

These transactions may be carried out at any time in accordance with the applicable regulations. The maximum purchase price per share shall be € 80.

The maximum number of shares that the Company may hold shall not exceed at any time 10 % of the capital. For information only, the company held as of December 31, 2003, 44 299 treasury shares out of an aggregate amount of the 11 680 718 shares constituting the company share-capital. In such conditions, the maximum amount of shares that the Company could purchase would be 1 123 772 shares, corresponding to an investment of a maximum amount of € 89 901 760.

The shares may be acquired, sold or transferred, on one or several occasions, by any means, including by individual agreement or stock market purchase, by an offer to buy, or by block of shares and at any moment, including during a take-over bid. The maximum amount of share-capital that can be purchased or transferred as block of shares can reach the whole amount of this program.

The objectives of this share purchase program are, by order of priority, the following:

—	sell and purchase shares in accordance with the stock market situation,

—	stabilise the share market rate by systematic interventions against the market trend,

—	give shares in exchange in the scope of external growth or when issuing securities giving access to the share capital of the company,

—	purchase shares in the scope of the issuance of rights connected to securities entitling their holders to receive company shares by redemption, conversion, exchange, presentation of a warrant or by any other means,

—	implement purchase or sale of shares program in the scope of the allocation to employees of options to purchase shares of the Company.

In accordance with such objectives, the treasury shares so acquired may be either:

—	kept,

—	or, transferred, by any means including exchange of securities, sale on the stock market or by individual agreement, or through a sale of a block of shares,

—	or cancelled, provided such cancellation is authorized by an extraordinary general meeting.

The Board of Directors is expressly authorized to delegate the execution of the decisions taken in the present authorization to the Chairman, with the right to sub-delegate.

This authorization cancels, for the remainder of its period of validity, and replaces the authorization granted to the Board of Directors by the General Meeting held on May 15, 2003, in its eleventh resolution. This authorization shall remain valid until the shareholders decide otherwise and for a maximum period of eighteen months from this day.

III — Modalities

1. The maximum share of the capital authorised for repurchase

Pursuant to the ninth resolution, the maximum share of the capital, which CGG is authorised to acquire, is limited to 10 % of the capital.

For information only and on the basis of the number of shares constituting the share-capital of the Company as of March 31, 2004 and after deduction of the 54 017 treasury stock acquired at that same date, the maximum number of shares that the Company would be allowed to acquire is 1 114 054 shares (i.e. 9.54% of the share capital), i.e. a maximum theoretical investment of € 89 124 320 on the basis of the highest purchase price per share of € 80 as provided for in the ninth resolution

The sale price per share shall not be less than € 15.

The Company undertakes not to exceed at any time, whether directly or indirectly, the limit of 10 % of ownership of its own share capital. The amount of the free reserves of the Company as of December 31, 2003 is € 299.6 million; pursuant to the law, the programme amount shall not exceed such figure until the closing of 2004 financial statements.

2. Repurchasing conditions

Shares may be purchased by any means, including, as the case may be, by individual agreement or stock market purchase, or by an offer to buy, or by block of shares, and at any moment, including during a take-over bid in accordance with the stock market regulation. Purchase or sale by blocks can be made for the whole amount of the programme. It is specified that the Company will not use financial derivatives.

3. Duration and timetable of the programme

The duration of the programme will be 18 months from the date on which the ninth resolution is approved by the shareholders at the Combined Annual General Meeting on May 13th, 2004, i.e until November 12, 2005.

Pursuant to article L.225-209 of the Commercial Code, the shares can only be cancelled within the limit of 10% of the share-capital, in a 24-month period.

4. Financing for the repurchasing programme

The Company intends to finance the possible implementation of the repurchasing programme from its own financial resources and if needed by short or medium-term additional debt. The net cash position of the Group at December 31, 2003 amounts to € 93 million, the net debt amounts to € 139 million and the shareholders’ equity amounts to € 397 million.

IV – ITEMS PERMITTING TO ASSESS THE IMPACT OF THE PROGRAMME ON THE FINANCIAL CONDITION OF THE COMPANY

The theoretical assessment of the programme impact on the consolidated statements of the company as of December 31, 2003, has been carried out based on the following assumptions:

—	Market price of the repurchased shares: € 37.25 per share representing the average market price of CGG shares between February 27, 2004 and March 25, 2004

—	The net tax interest rate of the financing of the programme: 1.5%

—	Repurchase of 9.54% of the share-capital (taking into account the 54 017 treasury shares owned by the company as of March 31, 2004)

*	The diluted net result per share can take into account an adjustment of the number of shares as well as of the net result, pursuant to the concerned instrument an the calculation method adopted by the Company.

V — The tax rules governing repurchase

1. For the owner

The repurchase by CGG of its own shares may have an effect on its taxable result should transfer take place at a price that is different from its initial purchase price.

2. For the seller

The capital gains system of taxation applies to all share repurchase transactions, whatever the objective pursued. The gains realised by a legal entity will be subject to the professional capital gains system (Article 39 subsection 12 of the General Tax Code ). The gains realised by a natural person are in practice subject to the system provided for in Article 150-OA of the General Tax Code. According to this system, capital gains are only taxed at the rate of 16% ( 26% including social charges ) if the total annual amount of the sales carried out by the shareholder whose shares are repurchased exceeds € 15 000. Non-resident shareholders are not taxable in France.

	Consolidated
	statements as		Pro forma after
	of December 31,	Purchase of 9.54%	purchase of 9.54%	Impact of the
	2003	of the capital	of the capital	purchase (%)
Shareholders’ equity	€396.5 million	€-41.5 million	€355 million	- 10.5%
Total shareholders’ equity	€405.5 million	€-41.5 million	€364 million	- 10.2%
Net debt	€139 million	€42 million	€181 million	+ 30.2%
Net result	€(10.4) million	€- 0.3 million	€-10.7 million	- 2.9%
Average number of outstanding shares	11,626,701	-1,114,054	10,512,646	- 9.6%
Net result per share	€(0.89)	—	€-1.02	-14.6%
Average number of outstanding shares adjusted as a result of the effect of dilutive instruments	12,441,374	-1,114,054	11,327,320	- 9.0%
Diluted net result per share*	€(0.84)	—	€-0.94	-11.9%

VI — Breakdown of the shareholding of CGG

The table below provides information on the shareholders known to the Company as at March 31, 2004. To the best of the Company’s knowledge, there are no other shareholders holding, whether directly or indirectly, 2% or more of the capital or voting rights.

	March 31, 2004
	Number of	%	Voting rights	Number of
Shareholders	shares	Shares	%	voting rights
The Beacon Group	1,777,071	15.21	21.01	2,793,670
Institut Français du Pétrole	1,436,622	12.30	10.81	1,436,622
Total Chimie	469,392	4.02	7.06	938,784
Financière de l’Echiquier – EBPF(1)	643,900	5.51	4.84	643,900
Autocontrôle	54,017	0.46	0	0
Divers	7,299,716	62.49	56.27	7,481,026

TOTAL	11,680,718	100%	100%	13,294,002

(1) On the basis of the “TPI” of February 25, 2004.

As at March 31, 2004, the Company holds 54,017 of its shares.

Furthermore, on March 31, 2004, the stock options plans in force, expiring in 2005, 2008, 2009, 2010 and 2011 may give rise to the issuance of respectively 57,523, 214,250, 241,700, 132,550 and 168,650 new shares. There is no other source of potential share capital.

VIII — intention of the persons controlling the Issuer

To the best of the Company’s knowledge, no person has sole or joint control over the capital of the CGG.

IX – Recent Events

On March 11, 2004, CGG issued its 2003 consolidated results specifying that the 2003 consolidated turn-over amounted to € 612.4 million and for a net result of € (10.4) million.

X — Person assuming responsibility for the information notice :

To the best of our knowledge, the indications given in this information notice are accurate. They include all the information required by investors to formulate a judgement on the repurchase programme for the Compagnie Générale de Géophysique’s own shares. They do not contain any omissions likely to alter their significance.

Robert BRUNCK
Chairman and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 – Massy Cedex GENERAL COMPANY OF GEOPHYSICS
Date : April 21th 2004	By Senior Executive Vice President, Geophysical Services /Christophe PETTENATI AUZIERE /